UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

PROPETRO HOLDING CORP

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74347M108

(CUSIP Number)

Matt D. Wilks

C/O Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

Telephone: (817)-850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74347M108	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dan Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,601,133
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,601,133

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,601,133
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.53%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 74347M108	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Staci Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,601,133
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,601,133

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,601,133
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.53%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 74347M108	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THRC Holdings, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,601,133
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,601,133

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,601,133
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.53%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 74347M108	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THRC Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,601,133
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,601,133

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,601,133
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.53%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 74347M108	13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) supersedes the Schedule 13G filed on April 3, 2020, by Dan Wilks, Staci Wilks, THRC Management, LLC and THRC Holdings, LP (collectively, the “Reporting Persons”) and relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of ProPetro Holding Corp (the “Issuer”). The address of the Issuer’s principal executive offices is 1706 S. Midkiff, Midland, Texas 79701.

Item 2.	Identity and Background.

(a) Name of Persons Filing: This Schedule 13D is being filed jointly by Dan Wilks, Staci Wilks, THRC Management, LLC and THRC Holdings, LP.

(b) Address of Principal Business Office or, if None, Residence:

Dan Wilks

17018 IH 20

Cisco, TX 76437

Staci Wilks

17018 IH 20

Cisco, TX 76437

THRC Holdings, LP

17018 IH 20

Cisco, Texas 76437

THRC Management, LLC

17018 IH 20

Cisco, TX 76437

(c) THRC Holdings is a limited partnership. THRC Management LLC is a member-managed limited liability company. The principal occupation of Dan Wilks is self-employed investor. The principal occupation of Staci Wilks is self-employed investor.

(d) No Reporting Person has, during the last five (5) years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities or finding any violations with respect to such laws.

(f) Citizenship; Place of Organization

Dan Wilks is a citizen of the United States of America.

Staci Wilks is a citizen of the United States of America.

THRC Holdings, LP is a limited partnership organized under the laws of the State of Texas.

THRC Management, LLC is a limited liability company organized under the laws of the State of Texas.

Item 3.	Source or Amount of Funds or Other Consideration.

The Reporting Persons acquired, through open market purchases, in the aggregate 7,601,133 shares of Common Stock of the Issuer (the “Purchased Shares”) for an aggregate purchase price of $33,880,493.96, including brokerage commissions. The sources of funding for these purchases were personal capital and working capital of the Reporting Persons.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock based on the Reporting Persons’ belief that the shares of Common Stock, when acquired, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons and the availability of shares of Common Stock at prices that would make the purchase or sale of shares of Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of shares of Common Stock in the open market, private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may intend to continue to consider, explore and/or develop plans and in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with the Issuer’s management and the Board, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, strategic transactions, including business combinations, a sale of the Issuer as a whole or in parts or acquisitions or investments by the Issuer, Board structure (including Board composition), operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock, or take any other actions with respect to their investment in the Issuer permitted by law, including any or all of the actions set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.[1,2]

(a)

– (b) Each Reporting Person’s beneficial ownership of the Common Stock as of the date of this Schedule 13D is reflected on that Reporting Person’s cover page. The Reporting Persons may be deemed to beneficially own, in the aggregate, 7,601,133 shares of Common Stock, representing approximately 7.53% of the Issuer’s issued and outstanding shares of Common Stock, based on 100,912,777 shares of Common Stock of the Issuer as of October 31, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2020.

Each of the Reporting Persons may be deemed to have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 7,601,133 shares of Common Stock, representing approximately 7.53% of the Issuer’s issued and outstanding shares of Common Stock, based on 100,912,777 shares of Common Stock of the Issuer as of October 31, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2020.

THRC Management, LLC, as General Partner of Holdings, has exclusive voting and investment power over the shares of Issuer’s Common Stock held by Holdings, and therefore may be deemed to share beneficial ownership of such shares. Dan H. Wilks, as sole Manager of Management, together with his spouse, Staci Wilks, who share the same household, may be deemed to exercise voting and investment power over the shares of Issuer’s Common Stock directly owned by Holdings and therefore may be deemed to share beneficial ownership of such shares.

(c) The transactions in the shares of Common Stock during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except to the extent of his or her or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 19, 2021, the Reporting Persons entered into a Joint Filing Agreement in which, among other things, the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer.

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1 – Joint Filing Agreement, by and among the Reporting Persons, dated as of January 19, 2021

Exhibit 99.2 – Power of Attorney – Staci Wilks

Exhibit 99.3 – Power of Attorney – Dan Wilks

Exhibit 99.4 – Power of Attorney – THRC Management, LLC on behalf of itself and its wholly owned subsidiary, THRC Holdings, LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2021

* Dan Wilks

* Staci Wilks

THRC Holdings, LP

By: /s/ Matthew Wilks
Name: Matthew Wilks Title: Attorney-in-Fact

THRC Management, LLC

By: /s/ Matthew Wilks Name: Matthew Wilks Title: Attorney-in-Fact

*By:	/s/ Matthew Wilks
Matthew Wilks, as Attorney-in-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)